SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 7, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, July 6th 2010

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)
25 de Mayo 175
Ciudad A. de Buenos Aires

Re.: BANCO MACRO S.A. – Relevant Event – Section 3, Chapter XXI of Book 6 of the Rules & Regulations of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

Dear Sirs,

We address this letter to the Comisión Nacional de Valores (CNV) in compliance with Section 3, Chapter XXI of Book 6 of the General Resolution No. 368 (Revised 2001) issued by the CNV in order to inform such entity that on the date hereof the executive committee of Banco Macro S.A. has decided to accelerate the schedule provided for in Communication “A” 5024 issued by the Central Bank of the Republic of Argentina (BCRA) and to report the government bonds valued in the “Special Investment Account” pursuant to Communication “A” 4861 of the BCRA at market value. This change in the valuation of such bonds would cause profits of approximately AR $3,140,000 in the quarterly financial statements for the period ended 06/30/2010.

Sincerely,

Luis Cerolini

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 7, 2010

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director